May 25, 2018

VIA EDGAR

Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mutual Fund Series Trust; File Nos. 811-21872 and 333-132541

Dear Ms. Brutlag:

On April 30, 2018 you provided oral comments to the March 16, 2018 filing by Mutual Fund Series Trust (the “Trust” or the “Registrant”) of an amendment to the Trust’s registration statement pursuant to Rule 485(a) (the “Amendment”) in connection with the AlphaCentric Small Cap Opportunities, formerly AlphaCentric Small Cap Alpha Fund (the “Fund”), a series of the Trust. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Registrant will file an amended Registration Statement pursuant to Rule 485(b) reflecting these changes.

Comment 1. The fee table in the Fund’s prospectus does not include an acquired fund fees and expenses (“AFFE”) line item. The strategy disclosure notes that the Fund may invest in money market funds. Given the Fund’s ability to invest in underlying funds, please confirm that the absence of an AFFE line item is appropriate or revise the fee table to include AFFE as appropriate.

Response. The fee table in the Fund’s prospectus has been revised to reflect 0.01 in acquired fund fees and expenses estimated to be incurred in the Fund’s first year.

Comment 2. The second to last sentence of the second paragraph on page 2 of the prospectus references “companies within the Russell 2000 Index.” Please disclose the dollar range of the Index as of a recent date.

Response. The dollar range of the Index as of May 1, 2018 is $16.7 million to $14.4 billion. Registrant has updated the prospectus disclosure to include this information.

Comment 3. “Foreign Securities Risk” is included as a Principal Risk of Investing in the Fund. Please confirm that ADRs, as disclosed in the Fund’s strategy section is the only foreign investing the Fund will undertake as a principal strategy, or revise the strategy to include all foreign investing principal strategies.

Response. Registrant confirms that the Fund’s exposure to foreign investments, as a principal strategy, is limited to ADRs.

Comment 4. Please consider revising the Limited History of Operations risk disclosure in the Item 4 to provide additional detail as provided in the Item 9.

Response. The requested change has been made.

Comment 5. In the “Prior Performance of the Sub-Advisor” section of the prospectus, it is noted that performance is “net” of certain fees and expenses including interest income and capital gains. Exclusion of interest income and capital gains is not the typical presentation. Please explain supplementally why they were excluded.

Response. This was a typographical error. On reexamination of the disclosure, Registrant noted that the performance disclaimer should read “...is calculated ”net” of transaction costs and annual investment advisory fee of 1.00%....” The disclosure has been updated accordingly in the prospectus.

Comment 6. In the “Prior Performance of the Sub-Advisor” section of the prospectus, (a) please disclose who conducted the audit/verification and what type of audit or verification was conducted. Please include a consent for the audit. Alternatively, if reference to the audit/verification is removed, no consent is required. (b) If the performance was calculated using a method other than the SEC standard method, please disclose the method used.

Response.

a)	Reference to the verification of the composite performance has been removed from the prospectus.
b)	The following disclosure is contained in the fourth paragraph under the section entitled “Prior Performance of the Sub-Advisor”

“The performance results are calculated substantially in accordance with Global Investment Performance Standards, which may differ from those of the SEC.”

Comment 7. The “Prior Performance of the Sub-Advisor” section of the prospectus includes disclosure noting that the fees and expenses of the accounts included in the composite are “generally higher than those of the Fund”. Please confirm that this is the case as Class C shares include additional sales charges.

Response. The fees and expenses of the Fund are higher than those of the accounts included in the composite. Registrant has revised the referenced disclosure accordingly.

Comment 8. Please complete the charts in the “Prior Performance of the Sub-Advisor” section of the prospectus.

Response. The information has been updated.

Comment 9. Please confirm that the Appendix A includes all sales reductions and waivers.

Response. Registrant so confirms.

Comment 10. Fundamental Investment Restriction (g) references a concentration in the machinery and electrical equipment industries. Please remove this reference or revise the Fund’s principal strategy disclosures to include such investments.

Response. Registrant has deleted the reference in the Investment Restriction.

* * * * *

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Emily M. Little

Emily M. Little